UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                              Mizar Energy Company.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   60685C 10 9
                                   -----------
                                 (CUSIP Number)

                              Laura M. Holm, Esq..
                              --------------------
                          English, McCaughan & O'Bryan
                          ----------------------------
                         100 N.E. 3rd Avenue, Suite 1100
                         -------------------------------
                            Fort Lauderdale, FL33301
                            ------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 28, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                   ---------------------
CUSIP No. 60685C 10 9                                      Page  1 of  10  Pages
------------------------                                   ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         HBOA.COM, Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  9

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         District of Columbia

------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

      SHARES                850,000
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER

                            0
   BENEFICIALLY
                   ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY
                            850,000
       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
    REPORTING

      PERSON

       WITH
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         850,000

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         59.4%

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                                   ---------------------
CUSIP No. 60685C 10 9                                      Page  2 of  10  Pages
------------------------                                   ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
         Gary D. Verdier

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  9

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 9

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

-------- -----------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

      SHARES                0
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER

                            850,000
   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER

                            0
     OWNED BY
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            850,000
       EACH

    REPORTING

      PERSON

       WITH
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         850,000
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*


-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         59.4%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

Item 1. Security and Issuer

         This statement relates to the common stock of Mizar Energy Company, a Colorado corporation ("Mizar"). The principal executive offices of Mizar are located at 5459 South Iris Street, Littleton, Colorado 80123.

Item 2. Identity and Background

         This Schedule is being filed by HBOA.COM, Inc., District of Columbia corporation ("HBOA"). The business address for HBOA is 5200 NW 33rd Avenue, Suite 215, Ft. Lauderdale, Florida 33309. HBOA is engaged in the sale of products and services to the owners of home based businesses. Gary D. Verdier is the sole executive officer and director of HBOA. Mr. Verdier is also the controlling shareholder of HBOA.

         During the last five years, neither HBOA nor Mr. Verdier has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3. Source and Amount of Funds or Other Consideration

         The Shares were issued to HBOA pursuant to a stock purchase agreement dated November 17, 1999, as amended (the "Stock Purchase Agreement"), between Philip J. Davis and John C. Lee and HBOA. HBOA's consideration for acquiring the Shares was Sixty Three Thousand Seven Hundred Fifty Dollars ($63,750).

Item 4. Purpose of Transaction

         HBOA acquired the Shares from Philip J. Davis and John C. Lee, so that it would have a controlling interest in Mizar. Furthermore, HBOA also acquired the Shares for investment purposes. The shares were sold to HBOA in a private transaction pursuant to Section 4(1) of the Securities Act of 1933, as amended, and thus the resale of the Shares is restricted.

         Pursuant to the terms of the Stock Purchase Agreement, Philip J. Davis and John C. Lee, the persons who were previously officers and directors of Mizar resigned. The new officer and director of Mizar is Gary D. Verdier. Mr. Verdier is the Chief Executive Officer, Treasurer, Secretary and Chairman of Mizar.

         HBOA intends to effect a merger or business combination of itself with and into Mizar. HBOA will send a proxy statement to the Mizar shareholders so they can vote on the proposed merger or business combination of HBOA and Mizar. In the merger or business combination, the existing shareholders of HBOA will receive shares of Mizar's common stock in exchange for surrendering their shares of HBOA's common stock. At this time, HBOA does not know how many shares of Mizar's common stock will be issued to the HBOA shareholders.

         Except as described in the preceding paragraphs, HBOA does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Mizar or the disposition of securities of Mizar, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Mizar, (c) a sale or transfer of a material amount of assets of Mizar, (d) any change in the present board of directors or management of Mizar, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Mizar,
(f) any other material change in Mizar's business or corporate structure, (g) any changes in Mizar's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Mizar by any person, (h) a class of securities of Mizar's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of Mizar becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

          (a) HBOA is deemed to beneficially own 850,000 shares of Mizar's common stock, representing approximately 59.4% of Mizar's issued and outstanding common stock. Gary Verdier is the sole executive officer and director of HBOA. Mr. Verdier is also a controlling shareholder of HBOA. By virtue of his position as an executive officer and controlling shareholder, Mr. Verdier may be deemed to beneficially own 850,000 shares of Mizar's common stock.

          (b) Except as set forth above, neither HBOA nor Mr. Verdier has effected any transactions in the shares of Common Stock during the last sixty days.

          (c)  Not applicable.

          (d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Mizar to which HBOA or Mr. Verdier is a party or is subject.

Item 7.  Materials to be filed as Exhibits

               (a)  Joint Filing Agreement pursuant to Rule 13d-1(f)

               (b) Stock Purchase Agreement dated November 17, 1999, as amended between HBOA.COM, Inc. and Philip J. Davis and John C. Lee

               (c) Amendment No. 1 dated December 28, 1999 between HBOA.COM, Inc. and Philip J. Davis and John C. Lee.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 HBOA.COM, Inc.

Dated: December 28, 1999         /s/ Gary Verdier
                                 ------------------
                                 Gary Verdier


Dated: December 28, 1999          /s/ Gary Verdier
                                  ----------------
                                  Gary Verdier

                             JOINT FILING AGREEMENT
                           (Pursuant to Rule 13d-1(f))

         The undersigned hereby agrees that the Schedule 13D to which this Joint Filing Agreement ("Agreement") is attached is, and any amendements, will be filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same Agreement.

                                 HBOA.COM, INC.

Dated: December 28, 1999         /s/ Gary Verdier
                                 ------------------
                                 Gary Verdier


Dated: December 28, 1999          /s/ Gary Verdier
                                  ----------------
                                  Gary Verdier